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                              August 30, 2021

       Arnaud Massenet
       Chief Executive Officer
       Aurora Acquisition Corp.
       20 North Audley Street
       London W1K 6LX, United Kingdom

                                                        Re: Aurora Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 3,
2021
                                                            File No. 333-258423

       Dear Mr. Massenet:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 3, 2021

       Summary of the Proxy Statement/Prospectus, page 29

   1. Please provide a Q&A, or furnish information in the Summary, quantifying the aggregate dollar amount and
describing the nature of what the Sponsor and its affiliates have at risk that depends on
completion of a business combination. Include the current value of securities held, loans
extended, fees due, and out-of-pocket expenses for which the
                                                        Sponsor and its
affiliates are awaiting reimbursement. Provide similar disclosure for
                                                        Aurora's and Better's
officers and directors, if material.
   2. Please clarify in the Q&A or the Summary that the Sponsor and its affiliates can earn a positive rate of return
on their investment, even if other SPAC shareholders experience a negative rate of return
in the post-business combination company.
 Arnaud Massenet
FirstName LastNameArnaud  Massenet
Aurora Acquisition Corp.
Comapany
August 30, NameAurora
           2021        Acquisition Corp.
August
Page 2 30, 2021 Page 2
FirstName LastName
3. Please revise the Summary to add diagrams depicting the pre-combination organizational structure of both Aurora and Better, and the post-combinational organizational structure of the combined company. Also, please ensure that these diagrams, as applicable, clearly identify ownership percentages of the different security holder groups, such as the sponsor, the public shareholders of Aurora, existing shareholders of Better, the PIPE
         Investors and the Sponsor Related PIPE Investors under both no and maximum redemption scenarios.
4. Also in the Summary, please include a discussion clearly explaining the steps to the transactions, beginning with the Domestication and including each of the mergers and the other transactions necessary to consummate the Merger Agreement.
5. Please revise your disclosure regarding growth where it first appears on page 30 and throughout the proxy statement/prospectus to ensure that your descriptions of the company's growth are balanced. For example, we note that the company's disclosure reflects significant growth following the the COVID-19 outbreak and related economic impacts, which may represent an anomaly for the home mortgage market, and could be an anomaly for the company in light of its operating history and net losses. Please revise to provide a more detailed and prominent discussion of the risks that recent growth may not be indicative of future experience.
6. Please revise the table on page 40 to separately disclose the percentages held by the
         Sponsor and the Sponsor Related PIPE Investors.
7. Please provide a Q&A or include a discussion in the Summary explaining the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.
Redemption Rights, page 41

8. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
9. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination.
         Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by the founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any necessary assumptions.
Selected Historical Financial Information of Better, page 54

10. You state that the historical consolidated balance sheet as of December 31, 2020 and 2019 are derived from Better's audited consolidated financial statements included elsewhere in the proxy statement prospectus. However no balance sheet information is presented.
 Arnaud Massenet
FirstName LastNameArnaud  Massenet
Aurora Acquisition Corp.
Comapany
August 30, NameAurora
           2021        Acquisition Corp.
August
Page 3 30, 2021 Page 3
FirstName LastName
         Please include and or revise your disclosure accordingly.
Risk Factors, page 62

11. Please revise the Risk Factor on page 62 to quantify the portion of your business attributable to refinancing loans, and explain to what extent you have been able to alter the company's business model towards less interest rate sensitive lines of business.
12. Please expand your discussion of Better's integrated relationship with Ally Bank to more fully explain in greater detail the material terms and conditions of the relationship, and the reasons that disruption to the relationship could be expected to have a material adverse impact on your business. If applicable, quantify any fees and how they are calculated.
         Here or in the section describing Better's business, quantify the portion of your business that is dependent on the integrated relationship with Ally Bank, and file any written agreements between Ally Bank and Better as material contracts, or advise. If there are no written agreements governing the relationship, please disclose that in the risk factor on page 64. Also, please expand the disclosure in the Risk Factor on page 70 to explain what percentage of your business is currently done via the private label mechanism with Ally
         Bank, and whether you currently intend, as you discuss on page 293, to make this a more significant revenue model in the future.
13. Expand the Risk Factor at the top of page 72 to summarize what tasks the company's
         6,500 employees are hired to perform. We note in this regard that the company describes itself as "digital first." Please provide further information about what types of employees the company is seeking to hire, and where they are located.
14. We note your disclosure on page 131 that your prospectus includes industry and market data obtained from sources outside the company. To the extent that you have relied on any reports or studies that you commissioned from third party sources to support your disclosure, please provide the consents of these third parties with your next amendment or tell us why you believe that you are not required to do so.
15. Please disclose the material risks to the unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. The risks may include the lack of a fairness opinion or other third party valuation, and the absence of the due diligence an underwriter would provide or the liability for material misstatements or omissions to which an underwriter would be subject.
BCA Proposal, page 145

16. Please provide an illustrative example of the aggregate merger consideration, including each material component, including the exchange ratio. Provide similar disclosure in the
         Q&A or Summary.
17. Please refer to the statement regarding the Founder Side Letter on page 167 that the Better
         Founder and CEO will donate any cash consideration he receives for his Better shares pursuant to Article III of the Merger Agreement to one or more charitable or political
 Arnaud Massenet
FirstName LastNameArnaud  Massenet
Aurora Acquisition Corp.
Comapany
August 30, NameAurora
           2021        Acquisition Corp.
August
Page 4 30, 2021 Page 4
FirstName LastName
         organizations of his choice. Revise to state the anticipated amount of such cash consideration he is expected to receive and explain the specific reasons for the receipt of such cash consideration.
Aurora's Board of Directors' Reasons for the Business Combination , page 174

18. Please balance the disclosure in this section by stating whether the board considered any negative factors in its analysis of the merger related to the business of Better as opposed to the transactional risks highlighted in the disclosure. If the board did not consider any negative factors related to the business of Better, state that in the disclosure.
Unaudited Projected Financial Information, page 178

19. Please tell us, and revise your next amendment as applicable, to disclose the following related to your projected financial information:
             The material assumptions used in preparing your projected financial information and your estimated growth in market share; and
             The process undertaken to formulate the projections, the parties who participated in the preparation of the projections, when the projections were completed, and how they were used.
20. We note the language stating that the financial projections "should not be relied upon as being indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the Business Combination, as the projections may be materially different than actual results." These statements unduly limit a shareholder's reliance on the disclosure in the filing. Please delete or revise as appropriate.
Aurora's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 258

21. In the first bullet point on page 258 please include a cross-reference to a discussion of the anti-dilution provisions in the Aurora Class B ordinary shares. Better's Management's Discussion and Analysis of Financial Condition and Results of
Operations , page 291

22. Please expand your discussion of the Home Finance Mortgage Platform Revenue Model
         to explain how the integrated relationship model works. Include a presentation of the steps in the sale of the loans and explain how loan servicing works in the B2B channel.
Key Business Metrics, page 291

23. Please disclose the following to provide transparency and inform investors of the drivers of your operations and growth for the periods presented and discuss year-over-year changes:
 Arnaud Massenet
FirstName LastNameArnaud  Massenet
Aurora Acquisition Corp.
Comapany
August 30, NameAurora
           2021        Acquisition Corp.
August
Page 5 30, 2021 Page 5
FirstName LastName

                Funded loan volume by type, i.e. direct to consumer, business to business, conforming, FHA/VA, jumbo;
                Geographic location of funded loan volume;
                Average loan amount;
                Credit scores of funded loan volume;
                Weighted average loan rate; and
                Gain on sale margin.

         Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
Results of Operations, page 302

24. Please disaggregate mortgage platform revenue, net consistent with your components of revenue discussion on page 298 and enhance your discussion of year-over-year changes as necessary. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release
         No. 33-6835.
25. Please disaggregate general and administrative expense consistent with your components of operating expenses discussion on page 300 and enhance your discussion of year-over-
         year changes as necessary. Refer to Item 303(a)(3)of Regulation S-K and Section III.D of
         SEC Release No. 33-6835.
Non-GAAP Financial Measures, page 306

26. Please revise your disclosure to explain how Adjusted Net Income is useful to investors regarding your financial condition and or results of operation, considering your Adjusted
         EBITDA measure and Income (loss) from operations as presented on your consolidated statement of operations. Refer to Item 10(e)(1)(i) of Regulation S-K. Critical Accounting Policies and Estimates
Loan Repurchase Reserve, page 316

27. Please enhance your disclosure to discuss the assumptions used in determining your loan repurchase reserve estimate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please
 Arnaud Massenet
Aurora Acquisition Corp.
August 30, 2021
Page 6

contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameArnaud Massenet                        Sincerely,
Comapany NameAurora Acquisition Corp.
                                                         Division of
Corporation Finance
August 30, 2021 Page 6                                   Office of Finance
FirstName LastName